iShares Sovereign Screened Global Bond Fund, Inc.

c/o State Street Bank and Trust Company

1 Lincoln Street

Mail Stop SUM 0703

Boston, MA 02111

June 28, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Sovereign Screened Global Bond Fund, Inc. (the “Fund”)

(Securities Act File No. 333-179905

Investment Company Act File No. 811-22674)

Request to Withdraw Registration Statement on Form N-1A

Ladies and Gentlemen:

We hereby request withdrawal of the Fund’s Registration Statement on Form N-1A, including all exhibits thereto (the “Registration Statement”), of the Fund pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was filed on March 5, 2012 and has never been declared effective. The Board of Directors of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund. The Fund never commenced a public offering of its shares and it has no shareholders.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F as soon as practicable.

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call Benjamin J. Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Sincerely,

iShares Sovereign Screened Global Bond Fund, Inc.

By:	/s/ Marisa Rolland
Marisa Rolland
Assistant Secretary

cc:	Deepa Damre, Esq.

Benjamin J. Haskin

Anne C. Choe

Jonathan Tincher